July 21, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Deanna Virginio
Joseph McCann
Mary Mast
Angela Connell

Re:	Annexon, Inc.
Registration Statement on Form S-1 (File No. 333-239647)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 20, 2020 and the date hereof, approximately 2308 copies of the Preliminary Prospectus dated July 20, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time, on Thursday, July 23, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours, J.P. MORGAN SECURITIES LLC BOFA SECURITIES, INC. COWEN AND COMPANY, LLC As representatives of the Underwriters By: J.P. Morgan Securities LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

By: BofA Securities, Inc.

By:	Charles W Newton IV
Name: Charles W Newton IV
Title: Managing Director

By: Cowen and Company, LLC

By:	/s/ Tanya Joseph
Name: Tanya Joseph
Title: Managing Director